Exhibit 15.1

November 10, 2009

To the Board of Directors and Shareholders

of Limited Brands, Inc.:

We are aware of the incorporation by reference in the Registration Statement (Form S-4 No. 333-000000) and related Prospectus of Limited Brands, Inc. for the registration of $500 million Exchange Senior Notes due 2019 of our report dated September 4, 2009, except for Note 20 as to which the date is November 10, 2009, relating to the unaudited consolidated interim financial statements of Limited Brands, Inc. and its subsidiaries included in the Current Report (Form 8-K) dated November 10, 2009.

/s/ Ernst & Young LLP

Columbus, Ohio